UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Intapp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45827U109
(CUSIP Number)

Great Hill Partners, L.P.
Attn: John S. Dwyer
200 Clarendon Street, 29th Floor,
Boston, MA 02116
(617) 790-9400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45827U109	13D	Page 2 of 8 pages
1	NAMES OF REPORTING PERSONS
Great Hill Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
49,009

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
49,009

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,009

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

CUSIP No. 45827U109	13D	Page 3 of 8 pages
1	NAMES OF REPORTING PERSONS
Great Hill Equity Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,678,012 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,678,012 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,678,012 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	See Item 5.

CUSIP No. 45827U109	13D	Page 4 of 8 pages
1	NAMES OF REPORTING PERSONS
Great Hill Partners GP IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,678,012 (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,678,012 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,678,012 (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(2)	See Item 5.

CUSIP No. 45827U109	13D	Page 5 of 8 pages
1	NAMES OF REPORTING PERSONS
GHP IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,678,012 (3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,678,012 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,678,012 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(3)	See Item 5.

CUSIP No. 45827U109	13D	Page 6 of 8 pages
Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on July 2, 2021 (as amended to date, the “Schedule 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Intapp, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On November 14, 2023, each of GHEP IV and GHI LLC (the “Great Hill Parties”), along with another Common Stock Holder (together with the Great Hill Parties, the “November 2023 Selling Stockholders”) and the Issuer entered into an underwriting agreement (the “November 2023 Underwriting Agreement”) with Citigroup Global Markets Inc. (the “Underwriter”) pursuant to which the November 2023 Selling Stockholders agreed to sell to the Underwriter, and the Underwriter agreed to purchase from the November 2023 Selling Stockholders, an aggregate of 5,000,000 shares of Common Stock (the “November 2023 Offering”) at a price of $39.01 per share. Specifically, the Great Hill Parties agreed to sell 2,500,000 shares of Common Stock to the Underwriter, including 2,491,052 shares of Common Stock held by GHEP IV and 8,948 shares of Common Stock held by GHI LLC, and granted an option to the Underwriter, exercisable for 30 days, to purchase up to 750,000 additional shares of Common Stock. The November 2023 Offering closed on November 17, 2023.

In connection with the November 2023 Offering and the November 2023 Underwriting Agreement, the November 2023 Selling Stockholders (including GHEP IV and GHI LLC) and the Issuer and its executive officers and directors entered into a lock-up agreement with the Underwriter pursuant to which they agreed that they would not, without the prior written consent of the Underwriter, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any shares of Common Stock, whether now owned or hereafter acquired, subject to certain limited, customary exceptions (the “November 2023 Lock-Up Agreement”) for a period of 45 days from November 14, 2023 (the date of the prospectus supplement covering the November 2023 Offering).

The foregoing summary of the November 2023 Underwriting Agreement, including the November 2023 Lock-Up Agreement, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the November 2023 Underwriting Agreement (which includes the form of November 2023 Lock-Up Agreement as Exhibit A), a copy of which is filed as an exhibit to this Amendment No. 2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and supplemented with the following:

(a) – (b)

The following sets forth, as of the date of this Amendment No. 2, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 69,655,846 shares of Common Stock outstanding as of November 10, 2023 and after the November 2023 Offering, as disclosed in the Issuer’s prospectus supplement dated November 14, 2023, filed with the Securities and Exchange Commission on November 16, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Great Hill Investors, LLC	49,009	0.1%	49,009	0	49,009	0
Great Hill Equity Partners IV, L.P.	13,678,012	19.6%	0	13,678,012	0	13,678,012
Great Hill Partners GP IV, L.P.	13,678,012	19.6%	0	13,678,012	0	13,678,012
GHP IV, LLC	13,678,012	19.6%	0	13,678,012	0	13,678,012

GHI LLC is the record holder of 49,009 shares of Common Stock. GHEP IV is the record holder of 13,645,242 shares of Common Stock. Pursuant to its amended and restated limited partnership agreements, GHEP IV may also be deemed to beneficially own (i) 16,385 shares of Common Stock held of record by Christopher Gaffney, and (ii) 16,385 shares of Common Stock held of record by Derek Schoettle. Each of Christopher Gaffney, who serves as Manager of GHI LLC and GHP IV, and Derek Schoettle, who serves as Growth Partner of Great Hill Partners, L.P., serve on the Issuer’s Board.

GHP IV is the general partner of GHP GP IV, which is the general partner of GHEP IV. Voting and investment determinations with respect to the securities held of record by GHEP IV are made by the managers of GHP IV. Voting and investment determinations with respect to the securities held of record by GHI LLC are made by the managers of GHI LLC. As such, each of the foregoing entities, the managers of GHP IV and the managers of GHI LLC may be deemed to share beneficial ownership of the securities held of record by GHEP IV and GHI LLC. Each of them disclaims beneficial ownership of any such securities, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of such securities for purposes of Section 13(d) or Section 13(g) of the Act or for any other purposes.

(c)            The response to Item 4 above is incorporated by reference herein. Also, on November 14, 2023, (i) 9,293 restricted share units granted to, and held directly by, each of Mr. Gaffney and Mr. Schoettle (18,586 restricted share units in the aggregate) vested and, accordingly, are included in the 16,385 shares of Common Stock held of record by each of Mr. Gaffney and Mr. Schoettle and as such are included in the number of shares beneficially owned by GHEP IV; additionally (ii) each of Mr. Gaffney and Mr. Schoettle received a grant of 5,624 restricted share units (11,248 restricted share units in the aggregate) under the Issuer’s 2021 Omnibus Incentive Plan for their service as a director of the Issuer (the "2023 RSUs”). Each restricted share unit represents a contingent right to receive one share of Common Stock and will vest on the earlier to occur of (1) the date of the Issuer’s annual meeting of stockholders occurring during the Issuer’s 2025 fiscal year or (2) on November 14, 2024, subject to the director’s continued service on the Issuer’s Board through the applicable vesting date. Because the 2023 RSUs do not vest within sixty days, they have been excluded from GHEP IV’s beneficial ownership reported herein.

CUSIP No. 45827U109	13D	Page 7 of 8 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

Item 4 above summarizes certain provisions of the November 2023 Underwriting Agreement and the November 2023 Lock-Up Agreement associated with the November 2023 Offering and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit Number	Description
5	Underwriting Agreement, dated November 14, 2023 (incorporated by reference to Exhibit 1.1 to the Issuer’s current report on Form 8-K filed on November 17, 2023).

CUSIP No. 45827U109	13D	Page 8 of 8 pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2023
GREAT HILL INVESTORS, LLC

	By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

GREAT HILL EQUITY PARTNERS IV, L.P.

	By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

GREAT HILL PARTNERS GP IV, L.P.

	By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

GHP IV, LLC

	By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory